[Community Bank Shares of Indiana, Inc. Logo]
Community Bank Shares of Indiana, Inc.

      NEWS RELEASE

      Contact:
      Donn Dunker
      (812) 981-7356

      FOR IMMEDIATE RELEASE

      Community Bank Shares of Indiana, Inc. announces stock repurchase program


     NEW ALBANY, Ind. (March 24, 2000) -- The board of directors of Community Bank Shares of Indiana, Inc. (Nasdaq: CBIN) has authorized a $4 million common share repurchase program of the Company's stock, the largest repurchase initiative in its history.

     All purchases will be made on the open market at prevailing prices or in privately negotiated transactions over a 12-month period.

     The shares will be held as treasury stock for issuance under the Company's stock option plan, the employee stock ownership plan, dividend reinvestment plan or other stock benefit plans. Shares may also be used for general corporate purposes.

     As of March 24, 2000, there were 2,625,407 shares of stock issued and outstanding.

     Community Bank Shares of Indiana, Inc. is the largest locally owned bank holding company operating in a Southern Indiana market that consists primarily of Floyd and Clark counties. Assets as of Dec. 31, 1999 were more than $384 million. The Company operates three full-service bank affiliates, including Community Bank if Floyd and Clark counties; Heritage Bank in Clark County; and NCF Bank & Trust in Bardstown, Kentucky.

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        101 West Spring Street, New Albany, Indiana 47150 (812) 944-2224